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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*
                                            ---

     SELAS CORPORATION OF AMERICA
- --------------------------------------------------------------------------------
                               (Name of Issuer)

     Common Stock, $1.00 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    816119
            ------------------------------------------------------
                                (CUSIP Number)

    William J. Cosgriff, Doherty, Rumble & Butler Professional Association
     2800 MN World Trade Center, St. Paul, Minnesota 55101 (612-291-9333)
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 9, 1995
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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- -----------------------                                  ---------------------
  CUSIP NO. 816119            SCHEDULE 13D                 PAGE 2 OF 33 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark Stephen Gorder

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7
                           219,800
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              -0-
     OWNED BY      -----------------------------------------------------------

       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              219,800
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     10
       WITH                   -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      219,800

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                 [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      6.3%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
           IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                                              Page 3 of 33 Pages


         This statement amends, restates and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission by Mark Stephen Gorder ("Mr. Gorder") with respect to beneficial ownership of Common Stock, $1.00 par value per share (the "Shares"), of Selas Corporation of America, a Pennsylvania corporation (the "Issuer"). For purposes of this statement, the term "subject Shares" refers to the Shares of the Issuer reported herein as being beneficially owned by Mr. Gorder other than such Shares that are beneficially owned by virtue of Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. See Items 4 and 5.

Item 1.  Security and Issuer.
- ------   -------------------

         This statement relates to certain Shares of the Issuer, the principal executive offices of which are located at 2034 Limekiln Pike, Dresher, Pennsylvania 19025.

Item 2.  Identity and Background.
- ------   -----------------------

         This statement is being filed by and on behalf of Mr. Gorder, a natural person and citizen of the United States whose current business address is 1260 Red Fox Road, Arden Hills, Minnesota 55112. Mr. Gorder is presently employed by Resistance Technology, Inc., a Minnesota corporation ("RTI"), and serves as president and chief executive officer of RTI. RTI is primarily engaged in the manufacture and distribution of microminiature components used by hearing instrument manufacturers. RTI also manufactures and distributes custom molded plastic parts for use by the telecommunication and medical equipment industries. The address of RTI's principal executive offices is 1260 Red Fox Road, Arden Hills, Minnesota 55112. During the last five years, Mr. Gorder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

         The subject Shares of the Issuer were acquired by Mr. Gorder by Mr. Gorder's relinquishing of his right to $2,303,250 in cash to which he otherwise would have been entitled in respect of a portion of the common shares, $.10 par value per share, of RTI which were owned by Mr. Gorder and which were transferred by Mr. Gorder to the Issuer at a closing under the Stock Purchase

                                                              Page 4 of 33 Pages


and Sale Agreement dated September 27, 1993 (the "Stock Purchase Agreement") among the Issuer, RTI and all the shareholders of RTI pursuant to which the Issuer acquired all of the issued and outstanding capital stock of RTI.


Item 4.  Purpose of Transaction.
- ------   ----------------------

         The subject Shares of the Issuer were acquired for investment purposes. Mr. Gorder may dispose of the subject Shares from time to time in the open market or otherwise, subject to market conditions and other factors. See Item
6. Mr. Gorder may purchase additional Shares of the Issuer from time to time in the open market or otherwise, subject to market conditions and other factors. However, there is no assurance that Mr. Gorder will actually purchase additional Shares.

         At the closing under the Stock Purchase Agreement, Mr. Gorder was granted options to purchase 27,000 Shares of the Issuer. Such options become exercisable as to 20% of the aggregate on each of the first five anniversaries of the closing under the Stock Purchase Agreement. From and after the time such options become exercisable, Mr. Gorder may exercise some or all of them, depending on, among other things, the market value of the Shares subject to such options at such time as compared to the exercise price of the options relating to such Shares. See Item 6. Following any such exercise, Mr. Gorder may dispose of Shares so acquired from time to time in the open market or otherwise, subject to market conditions and other factors.

         Except as set forth in this Item 4, Mr. Gorder has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

         (a) As of the date on which this statement is executed, Mr. Gorder beneficially owns 219,800 Shares, constituting 6.3% of the Issuer's issued and outstanding Shares, based upon an aggregate of 3,460,050 Shares of the Issuer issued and outstanding (as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ending March 31, 1995). Of the 219,800 Shares beneficially owned, 214,400 represent Shares currently issued and outstanding and 5,400 represent Shares with respect to which there is a right of acquisition within 60 days within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 by virtue of

                                                              Page 5 of 33 Pages


Mr. Gorder's ownership of 5,400 options to purchase Shares that are currently exercisable.

         (b) Mr. Gorder has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the subject Shares.

         (c) During the past sixty days, Mr. Gorder effected nine transactions in the Shares of the Issuer. On April 18, 1995, Mr. Gorder sold in the open market 2,000 Shares for $8.50 per share for a total consideration of $17,000. On April 20, 1995, Mr. Gorder sold in the open market 2,000 Shares for $8.75 per share for a total consideration of $17,500. On April 27, 1995, Mr. Gorder sold in the open market 1,000 Shares for $9.00 per share for a total consideration of $9,000. On May 23, 1995, Mr. Gorder sold in the open market 1,000 Shares for $8.75 per share for a total consideration of $8,750. On May 24, 1995, Mr. Gorder sold in the open market 300 Shares for $8.75 per share for a total consideration of $2,625. On May 24, 1995, Mr. Gorder sold in the open market 1,000 Shares for $8.875 per share for a total consideration of $8,875. On May 31, 1995, Mr. Gorder sold in the open market 1,000 Shares for $9.00 per share for a total consideration of $9,000. On June 5, 1995, Mr. Gorder sold in the open market 1,000 Shares for $8.875 per share for a total consideration of $8,875. On June 9, 1995, Mr. Gorder sold in the open market 500 Shares for $8.625 per share for a total consideration of $4,312.50.

         (d) Mr. Gorder has pledged 60,000 of the subject Shares (representing less than 5% of the Shares of the Issuer issued and outstanding) as described in
Item 6 below. Other than the rights of the pledgee of such Shares, no person other than Mr. Gorder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer described in response to Item 5(a) hereof.

         (e)  Inapplicable.


Item 6.  Contracts, Arrangements, Understandings or Relationship
- ------   With Respect to Securities of the Issuer.
         -------------------------------------------------------

         In accordance with the Stock Purchase Agreement, Mr. Gorder was granted at the closing under the Stock Purchase Agreement and pursuant to the Issuer's 1985 Stock Option Plan, as amended, options to purchase 27,000 Shares of the Issuer at an exercise price equal to the fair market value of such Shares as of the date of grant. Such options become exercisable as to 20% of the aggregate on each of the first five anniversaries of the closing under the Stock Purchase Agreement. In addition, at closing under the Stock Purchase Agreement, Mr. Gorder and the Issuer entered into a Registration Rights Agreement ("Registration Rights Agreement") pursuant to which the Issuer agreed, at Mr. Gorder's request (which Mr. Gorder made on October 20, 1993), to use its best efforts to cause a registration statement under the Securities Act of 1933, as amended, to be filed and become effective, for the period there stated, to permit secondary sales by Mr. Gorder of the Shares of the Issuer acquired by Mr. Gorder in exchange for common shares of RTI owned by Mr. Gorder. The Registration Rights Agreement is included in this filing as Exhibit A hereto and the above description is

                                                              Page 6 of 33 Pages


qualified in its entirety by reference to the Agreement. In addition to the terms of the Registration Rights Agreement described above, the Registration Rights Agreement contains other provisions normally found in agreements of this type. On June 1, 1994, the Securities and Exchange Commission issued an order declaring the registration statement filed by the Issuer in accordance with the Registration Rights Agreement to be effective.

         Pursuant to the Second Amended and Restated Pledge Agreement dated as of December 22, 1994 (the "Pledge Agreement") between Mr. Gorder and First Trust National Association, as indenture trustee (the "Pledgee"), Mr. Gorder pledged 60,000 of the subject Shares to the Pledgee as security for certain pre-existing loan obligations of Mr. Gorder to the Pledgee. Prior to default, the Pledge Agreement does not grant to the Pledgee the power to vote or to direct the vote of the pledged Shares or the power to dispose or direct the disposition of the pledged securities. The Pledge Agreement is included in this filing as Exhibit B hereto and the above description is qualified in its entirety by reference to the Pledge Agreement. In addition to the terms of the Pledge Agreement described above, the Pledge Agreement contains other provisions normally found in agreements of this type.


Item 7.  Material To Be Filed as Exhibits.
- ------   --------------------------------

         (a) Registration Rights Agreement dated October 20, 1993 between Mr. Gorder and the Issuer; and

         (b) Second Amended and Restated Pledge Agreement dated as of December 22, 1994 between Mr. Gorder and the Pledgee.



                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Mark Stephen Gorder
                              _______________________
June 13, 1995                 Mark Stephen Gorder

                                                              Page 7 of 33 Pages


                                 Exhibit Index
                                       to
                               Amendment No. 1 to
                                Schedule 13D of
                              Mark Stephen Gorder

                                   _________


    Exhibit                                         Page of Filing
    -------                                         --------------

A.  Registration Rights Agreement                   page 8 of 33 pages
    dated October 20, 1993 between Mark
    S. Gorder and Selas Corporation of
    America.

B.  Second Amended and Restated Pledge              page 22 of 33 pages
    Agreement dated as of December 22,
    1994 between Mark S. Gorder and
    First Trust National Association.
